UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on May 25, 2006, as previously amended by Amendment No. 1 through Amendment No. 4 (as amended, the “Statement”), relating to the unsolicited tender offer by Nosara Holdings Ltd. (“Nosara Holdings”) and Petro-Canada (collectively, the “Offeror”) described in a Tender Offer Statement on Schedule TO initially filed by the Offeror with the Commission on May 15, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern at a purchase price of U.S. $7.50 in cash per Common Share.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 7. Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented as follows:
     Subject Company Negotiations. On June 19, 2006, Canada Southern announced that it had entered into a Pre-Acquisition Agreement, dated June 18, 2006 (the “Pre-Acquisition Agreement”), with Canadian Oil Sands Limited (“Canadian Oil Sands”) and 1212707 Alberta Ltd., a wholly-owned subsidiary of Canadian Oil Sands (“COS Acquisition Sub”), pursuant to which COS Acquisition Sub will make an offer to purchase all of the issued and outstanding Common Shares of Canada Southern at a purchase price equal to U.S. $9.75 in cash per Common Share (the “COS Offer”). A copy of the Corporation’s press release, dated June 19, 2006, is attached hereto as Exhibit (a)(11) and is hereby incorporated herein by reference.
     The Board of Directors of Canada Southern, after consulting with and receiving the opinion of its financial advisor, has unanimously determined that the COS Offer is fair to, and in the best interests of, the Corporation and its shareholders. Accordingly, the Pre-Acquisition Agreement provides, among other things, that the Corporation shall use reasonable commercial efforts to issue a directors’ circular recommending that the Corporation’s shareholders accept the COS Offer and tender their Common Shares to COS Acquisition Sub (the “Directors’ Circular”). The Pre-Acquisition Agreement also provides that Canadian Oil Sands and COS Acquisition Sub shall have the right to match any offer made by another bidder. Finally, the Pre-Acquisition Agreement provides for the payment to Canadian Oil Sands by Canada Southern of a fee of up to 4% of the value of the transaction in the event that the COS Offer is not completed upon the occurrence of certain events. The foregoing description of the Pre-Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the full text of which is attached hereto as Exhibit (a)(12) and is hereby incorporated herein by reference.
     Canadian Oil Sands and COS Acquisition Sub will file with the Commission a Tender Offer Statement on Schedule TO and all necessary exhibits, including a formal take-over bid circular (the “Offer Circular”) and related letter of transmittal and notice of guaranteed delivery, on or before 12:00 midnight (Calgary time) on June 26, 2006. Canada Southern expects to file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9, which will include the Directors’ Circular, concurrent with the issuance of the Offer Circular, but no later than 12:00 midnight (Calgary time) on June 27, 2006.
     Prior to entering into the Pre-Acquisition Agreement, Canada Southern had contacts and negotiations with various other entities, including Petro-Canada and Nosara Holdings, that had expressed interest in the Corporation. Upon execution of the Pre-Acquisition Agreement, Canada Southern ceased contacts with such other entities.
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:

(a)(11)	Press Release, dated June 19, 2006.

(a)(12)	Pre-Acquisition Agreement, dated June 18, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: June 19, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(11)	Press Release, dated June 19, 2006.

(a)(12)	Pre-Acquisition Agreement, dated June 18, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern.